Exhibit 99.1

Itaú Corpbanca Files Material Event Notice announcing the Termination of both the Transaction Agreement and the Shareholders Agreement

SANTIAGO, Chile, July 14, 2022 (GLOBE NEWSWIRE) -- ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today a Material Event Notice with the Chilean Commission for the Financial Market reporting that Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones GASA Limitada and other related companies of CG Banking, executed on June 3, 2022 a Mutual Termination Letter, to terminate, among other agreements, the Amended and Restated Transaction Agreement, dated as of January 20, 2017 (as amended, amended and restated, supplemented or otherwise modified from time to time), effective as of the Plan Effective Date.

In addition, Itaú Corpbanca has been informed that CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda and Itaú Unibanco Holding S.A., executed a Mutual Termination Letter on July 14, 2022, to terminate the Shareholders Agreement, dated as of April 1, 2016 (as amended, amended and restated, supplemented or otherwise modified from time to time), as well as certain share purchase agreements, executed on October 26, 2016, September 13, 2017, October 12, 2018 and September 10, 2020, in each case effective as of the Plan Effective Date.

As part of the implementation of the Plan, CG Banking transferred to a subsidiary of Itaú Unibanco Holding S.A. – ITB Holding Brasil Participações Ltda. – a total of 94,077,808,763 shares of Itaú Corpbanca. As a result, Itaú Unibanco Holding S.A. and its affiliates hold as of today 65.62% of Itaú Corpbanca’s common shares.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Itaú Corpbanca

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl